SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


               PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
                       (Name of Subject Company (Issuer))

                            MILDRED B. HOREJSI TRUST
                       (Name of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    746446103
                      (CUSIP Number of Class of Securities)

                             Stephen C. Miller, Esq.
                            Joel L. Terwilliger, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156

                                    Copy to:
                              Thomas Stephens, Esq.
                    Bartlit Beck Herman Palenchar & Scott LLP
                         1899 Wynkoop Street, Suite 800
                                Denver, CO 80202
                                 (303) 592-3144
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

     Transaction Valuation*                       Amount of Filing Fee**
         $ 67,644,735.00                                  $7,238.00

------------------------

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 4,509,649 shares of the subject company (number of shares sought) by $15.00 (the purchase price per share offered by the Mildred B. Horejsi Trust).

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107 per million of the aggregate amount of the cash offered by the Mildred B Horejsi Trust.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,238.00         Filing Party: MILDRED B. HOREJSI TRUST

Form or Registration Number: Schedule TO-T        Date Filed: January 22, 2007,
                                                          February 16, 2007, and
                                                          March 9, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.
      |_|  Issuer tender offer subject to Rule 13e-4.
      |_|  Going private transaction subject to Rule 13e-3.
      |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                AMENDMENT NO. 10
                                       TO
                                   SCHEDULE TO

     This Amendment No. 10 to the Tender Offer Statement on Schedule TO is being filed by the Mildred B. Horejsi Trust, an irrevocable grantor trust administered in accordance with Alaska administrative statutes and governed by Alaska trust law (the "Trust"), and amends and supplements the Tender Offer Statement initially filed with the Securities and Exchange Commission ("SEC") on January 22, 2007 (the "Original Schedule TO"), as amended January 30, 2007, February 8, 2007, February 16, 2007, February 21, 2007, February 26, 2007, March 2, 2007,
March 9, 2007, March 13, 2007, and March 21, 2007. This Schedule TO relates to the Trust's revocation of its offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "shares"), of Putnam California Investment Grade Municipal Trust, a Massachusetts business trust ("PCA"), at a price of $15.00 per share. The offer, as set forth in the Offer to Purchase dated January 22, 2007, as amended, and the Supplements to the Offer to Purchase dated February 8, 2007, February 16, 2007, and March 9, 2007 (collectively, the "Offer to Purchase") and in the related letter of transmittal, as amended (which, together with the Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the "Offer") is hereby revoked.

     The Original Schedule TO, as amended, is hereby supplemented and amended as follows:

Items 1 through 11.

     Items 1 through 11 of the Original Schedule TO, as amended, are hereby amended and supplemented as follows:

     On March 26, 2007, the Trust issued a press release announcing that it was terminating the Offer. The termination is the direct result of actions by PCA announced on March 19, 2007 that made the Offer impossible to close, and the decision on March 26, 2007 of the Massachusetts Superior Court in denying the Trust's request for a preliminary injunction against PCA's actions. The Offer had been scheduled to expire at 5:30 p.m., New York City time, on March 27, 2007. The full text of a press release issued by the Trust on March 26, 2007 announcing the termination of the Offer is filed as Exhibit (a)(45) hereto. No shares of common stock of PCA were purchased by the Trust pursuant to the Offer, as amended, and the Trust has instructed the Colbent Corporation, the Depositary, to return all tendered shares to the tendering shareholders.


Item 12.  Exhibits.

     The following Exhibits are added:

          Exhibit      Description

            (a)(45) Form of press release issued by The Mildred B. Horejsi Trust dated March 26, 2007

            (a)(46) Form of Order on Motion for a Preliminary Injunction issued by the Honorable Allan van Gestel, Suffolk County Superior Court for the Commonwealth of Massachusetts, dated March 26, 2007

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                       MILDRED B. HOREJSI TRUST

                                       By:  Badlands Trust Company, LLC, trustee

                                       By:  /s/ Stephen C. Miller

                                       Name: Stephen C. Miller
                                       Title: President


                                       Dated: March 26, 2007

                                  EXHIBIT INDEX

     (a)(1) Offer to Purchase, dated January 22, 2007[1]

     (a)(2) Letter of Transmittal. [1]

     (a)(3) Notice of Guaranteed Delivery. [1]

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [1]

     (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [1]

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9[1]

     (a)(7) Summary Advertisement, as published in the western edition of the Wall Street Journal on January 22, 2007. [1]

     (a)(8) Form of press release issued January 22, 2007[1]

     (a)(9) Form of Request for Stockholder List as provided to the Trustees of PCA and dated January 22, 2007[1]

     (a)(10) Form of Request for Stockholder List Pursuant to Rule 14d-5(a)(a) under the Exchange Act of 1934[1]

     (a)(11) Form of Shareholder Communications Insert[1]

     (a)(12) Form of Cover Letter Provided to Shareholders[1]

     (a)(13) Form of Communication Letter to Shareholders dated January 29, 2007[2]

     (a)(14) Form of Communication Letter to Shareholders dated February 9, 2007[3]

     (a)(15) Form of Communication Letter to Shareholders from the Mildred B. Horejsi Trust dated February 9, 2007[3]

     (a)(16) Supplement to the Offer to Purchase dated February 9, 2007[3]

     (a)(17) Form of Letter to Broker-Dealers, as amended, and dated February 9, 20007[3]

     (a)(18) Form of Letter to Broker-Dealer Clients, as amended, and dated February 9, 2007[3]

     (a)(19) Form of Communication Letter to Shareholders dated February 16, 2007[4]

     (a)(20) Form of Communication Letter to Shareholders from the Mildred B. Horejsi Trust dated February 16, 2007[4]

     (a)(21) Supplement to the Offer to Purchase dated February 16, 2007[4]

     (a)(22) Form of press release issued by the Mildred B. Horejsi Trust dated February 16, 2007[4]

     (a)(23) Form of amended letter of transmittal to the Offer to Purchase dated February 16, 2007[4]

     (a)(24) Form of Letter to Broker-Dealers, as amended, and dated February 16, 2007[4]

     (a)(25) Form of Letter to Broker-Dealer Clients, as amended, and dated February 16, 2007[4]

     (a)(26) Form of Communication Letter to Shareholders dated February 21, 2007[5]

     (a)(27) Form of press release issued by the Mildred B. Horejsi Trust dated February 21, 2007[5]

     (a)(28) Form of Communication Letter to Shareholders dated February 26, 2007[6]

     (a)(29) Form of press release issued by the Mildred B. Horejsi Trust dated February 26, 2007[6]

     (a)(30) Form of Communication Letter to Shareholders dated March 1, 2007[7]

     (a)(31) Form of press release issued by the Mildred B. Horejsi Trust dated March 1, 2007[7]

     (a)(32) Form of Communication Letter to Shareholders dated March 9, 2007[8]

     (a)(33) Form of Communication Letter to Shareholders from the Mildred B. Horejsi Trust dated March 9, 2007[8]

     (a)(34) Supplement to the Offer to Purchase dated March 9, 2007[8]

     (a)(35) Form of Letter to Broker-Dealers, as amended, and dated March 9, 20007[8]

     (a)(36) Form of Letter to Broker-Dealer Clients, as amended, and dated March 9, 2007[8]

     (a)(37) Form of Letter of Transmittal dated March 9, 2007[8]

     (a)(38) Form of press release issued by the Mildred B. Horejsi Trust dated March 9, 2007[8]

     (a)(39) Form of Notice of Guaranteed Delivery dated March 9, 2007[8]

     (a)(40) Form of  Communication  Letter  to  Shareholders  dated  March  13,
             2007[9]

     (a)(41) Form of press release issued by The Mildred B. Horejsi Trust dated March 13, 2007 [9]

     (a)(42) Form of press release issued by The Mildred B. Horejsi Trust dated March 21, 2007[10]

     (a)(43) Form of Compliant filed in Massachusetts Superior Court by The Mildred B. Horejsi Trust dated March 21, 2007[10]

     (a)(44) Form of Brief filed in Massachusetts  Superior Court by the Mildred
             B. Horejsi Trust dated March 21, 2007[10]

     (a)(45) Form of press release issued by The Mildred B. Horejsi Trust dated March 26, 2007

     (a)(46) Form of Order on Motion for a Preliminary Injunction issued by the Honorable Allan van Gestel, Suffolk County Superior Court for the Commonwealth of Massachusetts, dated March 26, 2007

     (b)(1) Cash Management Account Agreement between the Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.[1]

     (b)(2) Revolving Line of Credit Between the Trust and the Lola Brown Trust No. 1B[1]

     (d)  Not Applicable

     (g)  Not Applicable

     (h)  Not Applicable

1    Previously  filed  with the SEC on  January  22,  2007  (accession  number:
     0001099343-07-000002).

2    Previously  filed  with the SEC on  January  30,  2007  (accession  number:
     0001099343-07-000003).

3 Previously filed with the SEC on February 8, 2007 (accession number 0001099343-07-000005).

4 Previously filed with the SEC on February 16, 2007 (accession number 0001099343-07-000017).

5 Previously filed with the SEC on February 21, 2007 (accession number 0001099343-07-000020).

6 Previously filed with the SEC on February 26, 2007 (accession number 0001099343-07-000027).

7    Previously  filed  with  the  SEC  on  March  1,  2007  (accession   number
     0001099343-07-000029).

8    Previously  filed  with  the  SEC  on  March  9,  2007  (accession   number
     0001099343-07-000039).

9 Previously filed with the SEC on March 13, 2007 (accession number 0001099343-07-000042).

10   Previously  filed  with  the  SEC  on  March  21,   2007(accession   number
     0001099343-07-000045).